Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528
March 31, 2010
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company TFLIC Pooled Account No. 44 Initial Registration Statement on Form N-4 File Nos. 333-163881; 811-22371
Ladies and Gentlemen:
          In response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the initial Registration Statement on Form N-4 of TFLIC Pooled Account No. 44 (the “Registration”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TFLIC Pooled Account No. 44

By:	/s/ Elizabeth L. Belanger
Vice President & Senior Counsel